(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING

IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY

INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QuadraMed Corporation

_____________________________________________________________________________________________

Full Name of Registrant

Not Applicable

_____________________________________________________________________________________________

Former Name if Applicable

12110 Sunset Hills Road, Suite 600

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant’s certified independent public accountants, BDO Seidman, LLP, has not completed certain internal review procedures that are necessary in order for them to issue their report on such financial statements and have not provided their report and consent for the Registrant’s Annual Report. As a result of this delay, the Registrant is unable to file its annual report on Form 10-K on March 15, 2004 without unreasonable effort or expense. The Registrant will file its annual report on Form 10-K as soon as possible, but in no event later than 15 calendar days from March 15, 2004.

Please see the attached letter from BDO Seidman, LLP.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles J. Stahl ___________________________________ (Name)	415 _____________________ (Area Code)	482-2100 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

.

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATTACHMENT TO FORM 12b-25

On February 24, 2004, QuadraMed Corporation filed a Form 8-K in connection with its press release announcing earnings and other financial results for its fiscal year ended December 31, 2003.

QuadraMed Corporation

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2004	By:	/s/ CHARLES J. STAHL

Charles J. Stahl Executive Vice President and Chief Financial Officer

[BDO Logo Appears Here]

QuadraMed Corporation

12110 Sunset Hills Road, Suite 600

Reston, Virginia 20190

Gentlemen:

With respect to our audit of the consolidated financial statements of QuadraMed Corporation as of and for the year ended December 31, 2003, this will confirm that as of March 15, 2004 our firm has not completed certain internal review procedures that are necessary in order for us to issue our report on such financial statements. This delay is not related to matters involving the Company.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP

San Jose, California March 15, 2004